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Telephone: 202-220-6900

Fax: 202-220-6945

www.lockelord.com

John Bruno

Direct Telephone: 202-220-6963

Direct Fax: 202-521-4203

jbruno@lockelord.com

August 6, 2009

Mr. David Lyon

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-5546

Re:	OceanFirst Financial Corp
Form S-4, filed July 29, 2009
File No. 333-160873

Dear Mr. Lyon:

We are hereby responding to your comment letter dated July 31, 2009. You requested that for both OceanFirst Financial Corp and Central Jersey Bancorp, we provide a recent developments section to include fourth quarter capsule information, if available, together with appropriate textual discussion of the results.

1.	In our Pre-Effective Amendment No. 1 to our Form S-4, filed on August 5, 2009, we have added a “Recent Developments” section beginning on page 17.

2.	The Pre-Effective Amendment No. 1 to the Form S-4 is marked to show changes from the initial filing with the Commission. Other than the inclusion of the Recent Developments section, the Amendment No. 1 reflects changes which consist primarily of the inclusion of the dates, times and locations of special shareholders meetings, and number of shares outstanding, share ownership and stock price information as of the record date.

In addition to the above, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 202.220.6963 with any comments or questions you may have.

Very truly yours,

LOCKE LORD BISSELL & LIDDELL LLP

/s/ John Bruno

John Bruno